UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K, including all the exhibits attached hereto, is incorporated by reference into the registration statement on Form F-3 of the Canaan Inc. (File No. 333-285125) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Canaan Inc. Refreshes At-The-Market Program to Fund North American Data Center Development and Digital Mining Growth

On October 24, 2025, Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company” or “we”) has filed a new prospectus supplement, dated October 24, 2025, Eastern Standard Time (the “Prospectus Supplement”) setting up a new at-the-market equity offering program (the “ATM Program” or “ATM”), under which the Company may sell up to an aggregate of US$270 million of the American depositary shares (“ADSs”), each representing fifteen Class A ordinary shares of the Company. This ATM Program will be executed under a sales agreement entered into on October 24, 2025 (the “ATM Agreement”) by the Company and Macquarie Capital Limited, Needham & Company, LLC, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, B. Riley Securities, Inc., and CLSA Limited as sales agents (the “Sales Agents”). The timing and extent of the use of the ATM Program will be at the discretion of the Company. The Company intends to use the net proceeds of this offering for the acquisition and development of data center sites and facilities in North America, expansion of Bitcoin mining machine production capacity to support deployment of digital mining sites and sales of Bitcoin mining machines, research and development, and other general corporate purposes.

Pursuant to the ATM Agreement, the Sales Agents may sell the ADSs by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. The Sales Agents will use commercially reasonable efforts consistent with their normal trading and sales practices to sell the shares from time to time, based upon instructions from the Company, including sales made directly on or through the NASDAQ Global Market or any other existing trading market in the United States for ADSs representing the Company’s Class A ordinary shares. Under the ATM Agreement, the Sales Agents are not required to sell any specific number or dollar amount of securities but will act as our sales agents using commercially reasonable efforts consistent with their normal trading and sales practices.

The ADSs will be offered under the Company’s existing shelf registration statement, including the accompanying base prospectus, on Form F-3, as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) and became effective on February 21, 2025 (File No. 333-285125).

The foregoing summary of the ATM Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the ATM Agreement, which is filed herewith as Exhibit 1.1 and incorporated by reference herein.

In October 2025, the Company terminated the sales agreement dated December 23, 2024 (the “2024 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. as sales agents. From December 23, 2024 to February 19, 2025, the Company utilized the 2024 ATM Program for fundraising and sold 21,088,579 ADSs with net proceeds of approximately US$42.5 million at an average price of US$2.08 per ADS. The Company did not utilize the 2024 ATM Program after February 19, 2025.

A copy of the opinion of Maples and Calder (Hong Kong) LLP relating to the validity of the securities to be issued pursuant to the ATM Agreement is filed herewith as Exhibit 5.1. This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-285125) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this Form 6-K and in the attachments is as of the date of this Form 6-K, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
Exhibit 1.1†	Sales Agreement
Exhibit 5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered
Exhibit 5.2	Consent of Maples and Calder (Hong Kong) LLP (contained in Exhibit 5.1)

†Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they both are not material and would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer

Date:  October 24, 2025